UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 000-04829

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nabi Savings & Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office.

Nabi Biopharmaceuticals

12276 Wilkins Avenue

Rockville, MD 20852

Contents

Page
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of net assets available for benefits as of December 31, 2008 and 2007	2

Statement of changes in net assets available for benefits for the year ended December 31, 2008	3

Notes to financial statements	4 – 10

Supplemental Schedule

Schedule H, Line 4a – Schedule of delinquent contributions	12
Line 4i – Schedule of assets (held at end of year)	13

Signature	14

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Nabi Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nabi Savings and Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and assets (held at end of the year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Goodman & Company, L.L.P

Mclean, Virginia

June 29, 2009

Nabi Savings & Retirement Plan

Statements of Net Assets Available For Benefits

	December 31,
	2008	2007
Investments, at fair value	$11,756,979	$25,088,725
Employer contributions receivable	218,279	1,008,246
Participant contributions receivable	5,337	—

Net assets available for benefits	$11,980,595	$26,096,971

See accompanying notes and report of independent registered public accounting firm.

Nabi Savings & Retirement Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2008

Additions to net assets attributed to:
Investment income:
Interest and dividends income	$467,125
Contributions:
Participant	496,330
Employer	218,279
Rollovers	4,436

Total additions	1,186,170

Deductions from net assets attributed to:
Net depreciation in fair value of investments	6,238,543
Benefit paid to participants (including rollover distributions)	8,658,197
Administrative expenses	153,634

Total deductions	15,050,374

Plan-to-plan transfer of participant loans to Biotest retirement plan	252,172

Net decrease	(14,116,376)
Net assets available for benefits, beginning of year	26,096,971

Net assets available for benefits, end of year	$11,980,595

See accompanying notes and report of independent registered public accounting firm.

Nabi Savings & Retirement Plan

Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of the Nabi Savings & Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering all eligible employees of Nabi Biopharmaceuticals. The Plan was adopted on April 1, 1985. Employees are eligible to participate in the Plan on the first day of the calendar quarter following the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During 2008 the Plan was notified by Citigroup Institutional Trust Company (CITC) of its intention to resign as the Plan’s custodian. The Plan accepted the resignation effective April 30, 2008 and appointed Reliance Trust Company as the custodian of the Plan. Effective May 1, 2008 the Plan’s investment in Nabi Biopharmaceuticals stock is no longer managed by a third party and is self managed by a committee of employees of Nabi Biopharmaceuticals appointed for this purpose. CitiStreet, LLC performs administrative services for the Plan pursuant to a recordkeeping services agreement. During 2008, CitiStreet, LLC was purchased by ING Group. This resulted in a name change of the Plan’s administrative services provider.

During January 2008, outstanding Plan loans of participants who separated from employment with Nabi Biopharmaceuticals and became employed by Biotest Pharmaceuticals were transferred to the Biotest Pharmaceuticals Savings and Retirement Plan. The total amount of such participant loans transferred from the Plan was $252,172.

Contributions

Contributions to the Plan are made by participants, in the form of elective deferrals, and by Nabi Biopharmaceuticals. Each year, participants may elect to defer for contribution to the Plan up to 92% of their pre-tax annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c)(3). Participants may also request that eligible rollover distributions from other qualified retirement plans be transferred into the Plan and credited to individual accounts maintained for their benefit. The amount contributed to the Plan annually by Nabi Biopharmaceuticals is determined by Nabi Biopharmaceuticals, in its discretion. With respect to the Plan year ended December 31, 2008, Nabi Biopharmaceuticals contributed to the Plan a company matching contribution equal to 100% of a participant’s elective deferral contributions up to 4% of the participant’s earnings, as defined by the Plan document. Contributions are subject to certain statutory limitations.

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct the investment of the participant and employer contributions credited to his or her account into any of the Plan’s investment fund options. Participants may change their investment elections among these options on a daily basis. The Plan permits investment in Nabi Biopharmaceuticals common stock. The Plan implements participant directions to invest in Nabi Biopharmaceuticals common stock by purchasing the requested shares from the market.

Participant Accounts

Each participant’s account is credited with (a) the participant’s elective deferral contributions and rollover contributions, if any, (b) the participant’s share of employer contributions, (c) investment gains (or losses) attributable to (a) and (b); and each such account is charged with an allocation of administrative expenses. Employer contributions and administrative costs are allocated among accounts based on participants’ respective account balances or contributions, in accordance with a formula set forth in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

Vesting

Participants are 100% vested in their accounts.

Participant Loans

Participants may borrow from their Plan accounts subject to a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances subject to certain reductions based upon prior loans. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by a portion of the participant’s account balance equal to the amount of the loan and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum distribution of their vested account balance or, in the case of a financial hardship, that portion of their vested account balance attributable to their elective deferral contributions (excluding, without limitation, earnings thereon) and necessary to meet the hardship.

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (continued)

Party-in-Interest Transactions

Plan assets are invested in common stock of Nabi Biopharmaceuticals.

Risk and Uncertainty

The Plan utilizes various investment instruments. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting which conforms to U.S. generally accepted accounting principles (U.S. GAAP).

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements. The shares of registered investment companies are valued at quoted market prices in an active market that represent the net asset values of shares held by the Plan at year-end. Shares of Nabi Biopharmaceuticals common stock included in participant accounts are valued at the quoted market price in an active market at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting and other administrative services may be paid out of the Plan assets or, at Nabi Biopharmaceuticals’ discretion, directly by Nabi Biopharmaceuticals in whole or in part. During 2008, the Plan paid from its assets all administrative fees that it incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

3. FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurement (SFAS 157), for measuring and reporting financial assets and liabilities at fair value. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

SFAS 157 established a three-level disclosure hierarchy to indicate the level of judgment used to estimate fair value measurements:

•	Level 1 – quoted prices in active market for identical assets or liabilities as of the reporting date;

•

Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices (such as interest rate and yield curves);

•	Level 3 – uses inputs that are unobservable, supported by little or no market activity and reflect significant management judgment.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common stocks: Valued at the closing reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2008:

	Level 1	Level 2	Level 3
December 31, 2008:
Mutual funds	$11,195,816	$—	$—
Common stocks	552,710	—	—
Participant loans	—	—	8,452

	$11,748,527	$—	$8,452

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets

Year Ended December 31, 2008
Participant Loans
Balance – beginning of year	$326,934
Interest	814
Loan repayments	(6,296)
Loans distributed	(60,828)
Loans transferred to Biotest Pharmaceuticals Savings and Retirement Plan	(252,172)

Balance – end of year	$8,452

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2008	2007
Reliance Trust Company:
Western Asset Government Money Market Fund, 2,133,525 and 2,665,512 shares, respectively	$2,133,525	$2,665,512
American Funds AMCAP F 137,385 and 226,722 shares, respectively	1,649,998	4,548,369
Wells Fargo Advantage Government Securities, 133,943 and 153,825 shares, respectively	1,446,583	1,622,661
Janus Twenty Fund, 33,014 and 42,272 shares, respectively	1,419,291	3,135,189
T. Rowe Price Equity Income Fund, 80,280 and 124,203 shares, respectively	1,367,969	3,458,928
Harbor International Fund, 18,202 shares	724,612	—
SSgA Emerging Markets Fund, 65,794 shares	*	1,983,415
Lazard International Equity Portfolio, 117,875 shares	*	2,088,484
Skyline Special Equities Fund, 69,394 shares	*	1,357,457

*	Investments did not represent 5% or more of the Plan’s net assets at the end of the year.

During 2008, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated as follows:

Registered investment companies	$(6,228,626)
Nabi Biopharmaceuticals common stock	(9,917)

$(6,238,543)

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

5. RELATED PARTY

Fees paid to CITC or its affiliates by the Plan for custodial and recordkeeping services were $153,634 for 2008. The investments also have internal expenses that compensate CITC or its affiliates.

At December 31, 2008 and 2007, the Plan held 164,988, and 194,637 shares, respectively, of common stock of Nabi Biopharmaceuticals, the sponsoring employer, with a per share cost basis of $6.04 and $6.38, respectively. During the year ended December 31, 2008, the Plan recorded no dividend income for Nabi Biopharmaceuticals common stock.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their account balances.

7. TAX STATUS

The underlying non-standardized prototype plan has received an opinion from the Internal Revenue Service (IRS), dated July 27, 2005, stating that the form of the Plan is under Section 401 of the Internal Revenue Code (Code) and, therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2009-6, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

8. SUBSEQUENT EVENT

Effective February 1, 2009, the Plan was amended and restated, and a new trustee was appointed. The Plan changed its investment options from funds managed by CitiStreet/ING to funds managed by ING Life Insurance and Annuity Company (ING). The conversion initiated a “blackout” period, which began January 23, 2009 and continued through February 13, 2009. During this period, funds could not be applied to the employees’ selected funds with the trustee or withdrawn from the Plan until the new trustee had time to accurately complete the conversion. At the end of the blackout period, the funds were transferred and invested in the funds under the new investment options for each participant. The Plan’s assets were received by ING on February 2, 2009.

Supplemental Schedule

Nabi Savings and Retirement Plan

EIN 59-1212264 Plan No.: 001

Schedule H,

December 31, 2008

Line 4a – Schedule of Delinquent Contributions

		Total that constitutes non-exempt prohibited transactions
Pay-period ending	Participant contributions transferred late to the Plan for the plan year	Contributions not corrected	Contributions corrected outside VFC program	Contributions pending correction in VFC program	Corrected under VFC program (PTE 2002-51)
02/22/2008	$22,789	$22,789	$—	$—	$—

*	Lost earnings will be remitted to the Plan in 2009.

Nabi Savings and Retirement Plan

EIN 59-1212264 Plan No.: 001

Schedule H,

December 31, 2008

Line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Cost	Current Value
Western Asset Govt. MM Fund	2,133,525 Money Market Shares	**	$2,133,525
AMCAP Fund – F Share	137,385 Large Cap Growth Fund Shares	**	1,649,998
Wells Fargo Advantage Govt. Sec. Fund	133,943 Core Fixed Income Fund Shares	**	1,446,583
Janus Twenty Fund	33,014 Specialty Fund Shares	**	1,419,291
T. Rowe Price Equity Income Fund	80,280 Large Cap Value Fund Shares	**	1,367,969
Harbor International	18,202 Specialty Fund Shares	**	724,612
SSgA Emerging Markets Fund	51,271 Emerging Markets Equity Shares	**	590,124
Baron Small Cap	40,917 Specialty Fund Shares	**	582,657
Skyline Special Equities Fund	47,994 Small Cap Value Fund Shares	**	559,136
American Century Intl. Bond Fund	22,569 International Fixed Inc Fund Shares	**	318,452
AIM Energy Fund	10,361 Specialty Fund Shares	**	254,765
Cohen & Steers Realty Shares	2,314 Specialty Fund Shares	**	85,641
Midas Fund	29,747 Specialty Fund Shares	**	63,064

Nabi Biopharmaceuticals *	164,988 Common Stock, par value $.10 per share	**	552,710

Participant Loans *	Participant loans, interest rates between 5.75% to 10.00% and various maturities		8,452

Total assets held for investment purposes			$11,756,979

*	Represents a party-in-interest
**	Historical cost not required to be presented as investments are participant directed

See accompanying notes and report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NABI SAVINGS & RETIREMENT PLAN

Date: June 29, 2009	By:	Nabi Biopharmaceuticals, Plan Administrator

	By:	/s/ Raafat E.F. Fahim
Raafat E.F. Fahim, Ph.D.
President and Chief Executive Officer and acting Chief Financial Officer